CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2009

(Unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

ASSETS	July 31, 2009	April 30, 2009

Current assets
Cash and cash equivalents	$2,128,745	$2,827,274
Marketable securities	309,803	292,156
Receivables	67,078	44,544
Prepaid expenses	356,355	317,062

	2,861,981	3,481,036

Other receivables (net of provision for bad debt)	31,000	31,000

Reclamation bonds	34,109	34,109

Equipment (Note 3)	450,875	482,686

Mineral properties (Note 5)	29,614,264	29,336,828

	$32,992,229	$33,365,659

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$867,070	$741,369
Due to related parties (Note 10)	-	98,498

	867,070	839,867

Future reclamation costs (Note 6)	689,050	676,484

	1,556,120	1,516,351
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 112,184,313 (April 30, 2009 – 112,184,313) common shares	67,793,186	67,793,186
Contributed surplus (Note 8)	15,845,227	15,429,680
Deficit	(52,202,304)	(51,373,558)

	31,436,109	31,849,308

	$32,992,229	$33,365,659
Nature and continuance of operations (Note 1)
Commitments (Note 7)
Contingency (Note 14)
Subsequent events (Note 15)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JULY 31
(Unaudited)
(Expressed in Canadian Dollars)

	2009	2008
EXPENSES
Accretion (Note 6)	$12,566	$1,922
Amortization	31,276	37,117
Audit and accounting	28,473	24,809
Consulting	11,530	38,512
Directors fees	-	40,000
Insurance	24,771	15,750
Investor relations	3,527	42,278
Legal	62,888	54,317
Management fees	20,000	18,750
Office and administration	47,427	94,062
Property Investigations	-	1,107
Rent	36,477	47,380
Stock-based compensation (Note 8)	377,787	574,937
Transfer agent and filing fees	44,201	203,875
Travel	7,012	29,981
Wages and salaries	155,906	329,783
	863,841	1,554,580

OTHER INCOME (EXPENSES)
Interest income	10,589	88,553
Gain on foreign exchange	6,859	-
Unrealized gains (losses)–marketable securities	17,647	(350,326)
	35,095	(261,773)

Loss for the period	$(828,746)	$(1,816,353)

Basic and diluted loss per common share	$(0.01)	$(0.02)

Basic and diluted weighted average number of common shares outstanding	112,184,313	85,001,477

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JULY 31
(Unaudited)
(Expressed in Canadian Dollars)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(828,746)	$(1,816,353)
Items not affecting cash:
Accretion	12,566	1,922
Accrued income on other receivables	-	(5,557)
Amortization	31,276	37,117
Stock-based compensation	377,787	574,937
Unrealized gain–foreign exchange	11,919	-
Unrealized (gain) loss–marketable securities	(17,647)	350,326

Non-cash working capital item changes
Receivables	(22,534)	220,943
Prepaid expenses	(39,293)	(43,775)
Payables and accrued liabilities	(5,146)	(287,889)
Due to related parties	(98,498)	(110,295)

Net cash used in operating activities	(578,316)	(1,078,624)

CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities	-	(1,000,000)
Mineral properties	(120,748)	(2,565,072)
Acquisition of equipment	535	(94,155)

Net cash used in investing activities	(120,213)	(3,659,227)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	-	(16,992)

Net cash used in financing activities	-	(16,992)

Net change in cash and cash equivalents during the period	(698,529)	(4,754,843)

Cash and cash equivalents, beginning of the period	2,827,274	13,275,874
Cash and cash equivalents, end of the period	$2,128,745	$8,521,031

Cash and cash equivalents
Cash	$745,745	$2,098,467
Liquid short term investments	1,383,000	6,422,564
	$2,128,745	$8,521,031
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2008	84,595,825	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458
Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	67,793,186	15,429,680	(51,373,558)	31,849,308

Stock-based compensation for the period	-	-	415,547	-	415,547
Loss for the period	-	-	-	(828,746)	(828,746)
Balance at July 31, 2009	112,184,313	$67,793,186	$15,845,227	$(52,202,304)	$31,436,109

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.           BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2009.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended April 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements except for the CICA guidelines adopted by the Company set out below.

Change in accounting policy

Goodwill and intangible assets (Section 3064)

Effective May 1, 2009, the Company adopted CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company has performed an assessment as of July 31, 2009 and believes there to be no impact on its financial statements due to this new standard.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.

The conversion to IFRS may have a material effect on our:

•	reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•	disclosure controls and procedures;

•	current financial reporting training curriculum; and
•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by January 31, 2010. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

3.           EQUIPMENT

	July 31, 2009			April 30, 2009
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$138,491	$64,763	$203,254	$135,082	$68,172
Computer & office equipment	157,433	76,930	80,503	157,968	70,360	87,608
Computer software	60,953	40,334	20,619	60,953	37,720	23,233
Exploration equipment	396,292	143,603	252,689	396,292	130,304	265,988
Leasehold improvements	69,986	37,685	32,301	69,986	32,301	37,685

	$887,918	$437,043	$450,875	$888,453	$405,767	$482,686

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

4.           ACQUISITION

Target Exploration & Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration & Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 14,663,488 common shares, 2,283,300 warrants and 2,400,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2008	23,357,836	-	-	3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP1 refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

Drilling & trenching	-	-	2,142	-	-	2,142
Geology	5,213	24,038	145,261	8,739	-	183,251
Geophysics	-	45,456	-	1,768	-	47,224
Administration	63	14,682	917	1,122	-	16,784
Technical analysis	-	-	-	341	-	341
Acquisition costs	-	-	42,540	20,000	-	62,540
Recovery- JV partner	-	(32,265)	-	-	-	(32,265)
Administration fees	-	(2,581)	-	-	-	(2,581)
Total for period	5,276	49,330	190,860	31,970	-	277,436
Balance July 31, 2009	18,379,182	2,591,864	3,861,280	4,552,142	229,796	29,614,264

1 Junior Company Exploration Assistance Program

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at July 31, 2009:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,225,018	-	2,142	1,708,016	-	8,935,176
Geology	12,890,203	53,788	194,002	632,143	-	13,770,136
Geophysics	1,762,457	72,513	-	443,026	-	2,277,996
Administration	1,609,128	16,133	20,879	213,668	-	1,859,808
Technical analysis	1,650,982	-	1,580	260,349	-	1,912,911
Future reclamation	190,277	44,854	-	2,387	-	237,518
Acquisition costs	2,950,750	7,132,327	3,642,677	1,387,322	229,796	15,342,872
Recovery- JV partner	-	(56,559)	-	-	-	(56,559)
Administration fees	-	(4,525)	-	-	-	(4,525)
JCEAP1 refunds received	(566,300)	-	-	(94,769)	-	(661,069)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Balance July 31, 2009	18,379,182	2,591,864	3,861,280	4,552,142	229,796	29,614,264

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

Stormy Lake/Partridge River Property

The Company entered into an agreement on May 1, 2007, to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador.  In April 2008, the Company elected to terminate this option and as a result, the Company has no further obligations and the related mineral property costs of $247,704 were written-off in the last quarter of 2008.

5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years; and volatility – 84% and dividend yield – 0.00%. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the current market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

5.	MINERAL PROPERTIES (cont’d…)

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4).

6.	FUTURE RECLAMATION COSTS

	July 31, 2009	April 30, 2009
Asset retirement obligation – beginning balance	$676,484	$172,238
Liability incurred	-	70,783
Liability assumed – Target plan of arrangement	-	405,374
Accretion expense	12,566	28,089

Asset retirement obligation – ending balance	$689,050	$676,484

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $800,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2011.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2010 - $174,696 and 2011- $131,022.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2008, shares and warrants were issued as follows:

•
the Company completed a bought deal offering  with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009.  Each Underwriters’ warrant entitles the Underwriter to acquire one common share of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

•
20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

•	114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

•
1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681.  An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•	399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

During the year ended April 30, 2009, shares and warrants were issued as follows:

•
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

•
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

•
In connection with the plan of arrangement of Target Exploration & Mining Corp., the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

•	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

•	As of April 30,2009 and July 31, 2009 Universal has 7,144,000 shares and 7,500,000 warrants that remain in escrow

During the period ended July 31, 2009, no shares and/or warrants were issued.

Warrants

The following is a summary of warrants outstanding at July 31, 2009 and April 30, 2009 and changes during the periods then ended.

	July 31, 2009		April 30, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	18,477,800	$1.76	8,694,500	$1.76
Private placement/Issuance	-	-	9,783,300	0.91
Cancelled or expired	(2,283,300)	0.60	-	- -
Exercised	-	- -	-	- -
Outstanding, end of the period	16,194,500	1.41	18,477,800	1.31

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d...)

At July 31, 2009, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
8,694,500	1.25/1.801	October 4, 2009
7,500,000	1.00	July 29, 2011

16,194,500

1 694,500 of these are agent warrants exercisable at $1.25 per warrant

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers.  Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at July 31, 2009 and April 30, 2009, and changes during the periods then ended.

	July 31, 2009		April 30, 2009
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	9,982,500	$0.71	9,593,000	$1.71
Exercised	-	-	-	-
Cancelled or expired	(737,500)	0.69	(6,090,501)	1.36
Granted	3,045,000	0.27	6,480,001	0.39

Outstanding, end of period	12,290,000	$0.60	9,982,500	$0.71

Currently exercisable	7,212,509	$0.79

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At July 31, 2009, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
400,000	400,000	0.45	February 4, 2010
300,000	-	0.24	May 11, 2010
75,000	75,000	0.45	June 14, 2010
130,040	130,040	0.25	August 16, 2010
150,000	150,000	0.90	January 5, 2011
850,000	850,000	1.00	January 18, 2011
100,000	100,000	1.32	April 24, 2011
1,150,000	1,150,000	0.87/1.321	May 1, 2011
250,000	250,000	1.32	May 24, 2011
300,000	300,000	0.87/1.432	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
50,000	50,000	2.50	February 1, 2012
150,000	150,000	0.87	March 6, 2012
40,000	40,000	0.87	March 13, 2012
100,000	100,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
132,000	132,000	0.86	May 1, 2012
100,000	75,000	0.87	August 1, 2012
829,960	622,470	1.00	August 29, 2012
150,000	112,500	0.87	October 15, 2012
100,000	50,000	1.41	February 21, 2013
180,000	90,000	0.62	February 26, 2013
100,000	50,000	0.81	April 23, 2013
250,000	125,000	0.88	May 23, 2013
120,000	60,000	0.47	June 5, 2013
150,000	37,500	0.50	August 1, 2013
1,900,000	1,425,000	0.27	September 15, 2013
750,000	187,499	0.15	October 23, 2013
350,000	87,500	0.27	October 27, 2013
100,000	25,000	0.15	December 17, 2013
2,645,000	-	0.27	May 28, 2014

12,290,000	7,212,509

1 100,000 of these stock options are exercisable at $0.87 per option and 1,050,000 are exercisable at $1.32 per option.

2 150,000 of these stock options are exercisable at $0.87 per option and 150,000 are exercisable at $1.43 per option.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended July 31, 2009 totaled $415,547 (July 31, 2008 - $574,937), of this amount $37,760 was allocated to the mineral properties.  The weighted average price of options granted in the period was $0.27 (April 30, 2009 - $0.39).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the period ended July 31, 2009:

	July 31, 2009	April 30, 2009

Risk-free interest rate	1.00%	3.09%
Expected life of options	3 years	5 years
Annualized volatility	105%	92%
Dividend rate	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during period ended July 31, 2009:

(a)	Mineral property costs of $130,188 were included in accounts payable

(b)	$37,760 of stock-based compensation was allocated to mineral properties.

The following were significant non-cash investing and financing transactions during the period ended July 31, 2008:

(a)	10,270,000 common shares valued at $5,282,400 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions.

(b)	Mineral property costs of $262,886 were incurred and included in accounts payable.

(c)	Mineral property costs and the provision for future reclamation costs were increased by $60,698.

10.           RELATED PARTY TRANSACTIONS

During the three months ended July 31, 2009, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the quarter.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the quarter, to the law firm of which a director is a partner.

•	incurred geological consulting fees of $21,000 (2008 – $Nil) to a private company owned by a director.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (cont’d...)

•	paid rent for its Newfoundland office of $6,592 (2008 - $45,660) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•	incurred management fees of $Nil (2008 – $18,750) to a private company controlled by an officer.

•	incurred independent directors’ fees of $Nil (2008 - $40,000).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	July 31, 2009	April 30, 2009

Equipment:

United States	$6,751	$7,106
Canada	444,124	475,580
	$450,875	$482,686

Mineral properties:

United States	$4,091,076	$3,900,216
Canada	25,523,188	25,436,612

	$29,614,264	$29,336,828

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

12.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

13.           FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at July 31, 2009, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at July 31, 2009, the Company has accounts payable denominated in US dollars of $111,223 and cash of $64,917 US dollars.  A 10% change in the Canadian dollar against the US dollar would affect net loss for the period by $5,001.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

13.           FINANCIAL INSTRUMENTS (cont’d…)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Included in other receivables is an unsecured amount of $31,000 (net of provision for bad debt of $93,270). The maximum exposure for the Company is $124,270, the full amount of this receivable.  Any recovery above the current balance will be recorded to income upon receipt.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST receivable due from the Government of Canada, and as such has no significant credit risk with respect to accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 11 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the one year.

Management has a cash balance of $2,128,745 to settle current liabilities of $867,070.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

14.	CONTINGENCY

Litigation with Universal Uranium Ltd.

Crosshair announced on April 28, 2009 that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two tranches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the British Columbia Supreme Court on May 13, 2009.  Crosshair filed a Statement of Defence to the counterclaim made by Universal on May 26, 2009.

On July 29, 2009, the British Columbia Supreme Court granted Crosshair an Order allowing it to obtain trading records and other documents from dealers whose clients traded in Universal shares during the period in which share value is alleged to have been artificially inflated.  Crosshair anticipates that access to this information will allow it to identify the reasons for the dramatic increase in the market price of shares in Universal.  Universal served Crosshair with a Notice of Motion on August 12, 2009 seeking that Crosshair be compelled to disclose to Universal all documents produced pursuant to the Order, which Crosshair intends to contest.

Universal served Crosshair with a second Notice of Motion on August 17, 2009 seeking an Order that the Transfer Agent release the Crosshair shares and warrants held in escrow and that Crosshair cease directing the Transfer Agent to hold back those shares and warrants.  Crosshair maintains that the shares and warrants should not be released to Universal until the dispute between Crosshair and Universal has been resolved and will vigorously oppose the Defendant’s Motion.

Crosshair maintains its confidence that its action against Universal is grounded in both fact and law.

15.	SUBSEQUENT EVENTS

Subsequent to July 31, 2009, the Company granted 200,000 stock options to a senior officer of the Company.   The exercise price of these options is $0.19 per option and has an expiry date of August 10, 2014.

The accompanying notes are an integral part of these consolidated financial statements.